02027874

NOACT
P.E 1-24-02
1-06991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2002

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc. Legal Team
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-8095

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

Dear Ms. Garrett:

This is in response to your letters dated January 24, 2002, January 29, 2002 and March 26, 2002 concerning the shareholder proposal submitted to Wal-Mart Stores by the Sisters of Saint Francis (Dubuque, Iowa), the Sisters of Saint Francis (Philadelphia, PA), the Priests of the Sacred Heart, the Sisters of Saint Joseph, the Benedictine Sisters and Christus Health. We also have received letters on the proponents' behalf dated March 6, 2002 and March 15, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 07 2002
THOMSON
FINANCIAL

cc: Paul M. Neuhauser
134 Opal
Balboa Island, CA 92662

104169

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 24, 2002

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit a Tobacco Advertising Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company") files this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The Proposal was submitted by the Sisters of Saint Francis and five other shareholders (collectively, the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2002 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart hopes to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

On October 11, 2001, Wal-Mart received the first of six individual letters from the Proponents requesting that the Proposal, which calls for Wal-Mart to "report to shareholders by

01/01/03 its rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as in the United States," be included in Wal-Mart's 2002 Proxy Materials.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2002 Proxy Materials pursuant to Rule 14a-8(i) on the grounds that (a) the Proposal relates to Wal-Mart's ordinary business operations; and (b) the Proposal is false and misleading in violation of Rule 14a-9.

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

By seeking to cause Wal-Mart to report to shareholders on its policies for promotion and marketing of tobacco products, the Proposal implicates both of these policy considerations. The ability to make decisions about marketing its products is a fundamental component of management's control of the Company's day-to-day operations, which control is delegated to the Company's management (as opposed to its shareholders) by the laws of the state of Wal-Mart's incorporation. See Delaware General Corporation Law § 141(a). Additionally, in evaluating Wal-Mart's marketing programs, Wal-Mart's management reviews a variety of criteria with respect to which Wal-Mart's shareholders, as a group, would not be in a position to make informed judgments.

The Staff has consistently found that the manner in which a company advertises its products is part of a company's ordinary business operations, and has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). See *J.C. Penney Co., Inc.* (March 30, 2000) (proposal to regulate content of advertising); *The Quaker Oats Company* (March 16, 1999) (proposal to cause company to designate employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion"); *RJR Nabisco Holdings Corp.* (February 23, 1998) (proposal that the company use only "non-racist portrayals and designations" in its advertising and report to shareholders on how it would monitor and enforce these policies); *PepsiCo Inc.* (February 23, 1998) (proposal that the company use only "non-racist portrayals and designations" in its advertising and report to shareholders on how it would monitor and enforce these policies); *General Motors Corporation* (March 4, 1996) (proposal to create "a vice-presidential level position of an Advocate for Decency in Advertising"); and *PepsiCo, Inc.* (January 22, 1986) (proposal that advertising not be permitted to contain the likeness of any political figure).

The fact that the Proposal deals specifically with advertising of tobacco products does not remove the Proposal from the ordinary business ground for exclusion, as the Staff has consistently taken the position that proposals regarding a retailer's selection of products for sale, including tobacco products, relate to the company's ordinary business operations and may thus be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(7). See, for example, *Wal-Mart Stores, Inc.* (March 20, 2001); *Albertson's, Inc.* (March 18, 1999); *J.C. Penney Company, Inc.* (March 2, 1998); *CVS Corporation* (March 2, 1998); *Walgreen Co.* (September 29, 1997); *Rite Aid Corporation* (March 5, 1997); *Wal-Mart Stores, Inc.* (March 3, 1997); and *J.C. Penney Company, Inc.* (March 3, 1997).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(7).

The Proposal is False and Misleading in Violation of Rule 14a-9 (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Proposal is false and misleading in at least the following respects:

1. The "quote," represented as being made by a Wal-Mart spokesperson, is false and unsubstantiated.

The first paragraph of the Proposal contains a quote from an unidentified "Wal-Mart spokesperson" that "[t]he health of our customers in less developed countries is not our top priority." Wal-Mart has investigated this quote internally and has verified that no Wal-Mart spokesperson made such a statement. First of all, this is not an accurate statement of Wal-Mart's corporate policy. All of Wal-Mart's international operations are involved in their communities and many work with health-related causes such as breast cancer awareness and treatment, infant health and children's hospitals. Secondly, an official Wal-Mart spokesperson will always identify herself or himself by name and title. Because the statement does not reflect Wal-Mart's policy and the name and title of the quoted individual are not provided, Wal-Mart considers the statement to be false and unsubstantiated. The Staff has stated that, in drafting proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

As further evidence that this statement is not a quote from a Wal-Mart spokesperson, please see Exhibit B to this letter, which contains excerpts from two web pages where this "quote" is found. The first is the "June 11, 2001 news release from SmokeFree Educational Services, Inc." referenced in the Proposal, which represents the statement as being made by a "Wal-Mart spokesperson." See *www.stjoan.com/feature1/smokefree.htm*, visited on January 17, 2002. The second, which is located on the web site of an individual by the name of Andrew Tobias, represents the statement as having been made by Joe Cherner, an individual affiliated with SmokeFree Educational Services, Inc., as follows: "As best I can piece together [Wal-Mart's] point of view after months of talking with these folks, it is: 'The health of our customers in less developed countries is not our top priority.'" Quote from Joe Cherner at *www.andrewtobias.com/bkoldcolumns/010614.html*, visited on January 17, 2002. Mr. Cherner does not speak for Wal-Mart and his statement does not represent our corporate policy.

2. The web site referenced in the second paragraph of the Proposal contains many false and misleading statements.

The Proposal includes the address of the "SmokeFree Action Network" web site. This web site contains many false, misleading and unsubstantiated statements about Wal-Mart and links to other web sites that contain false, misleading and unsubstantiated statements about Wal-Mart. The Staff has stated that, in some circumstances, it may concur in a company's view that it may exclude a web site address under rule 14a-8(i)(3) because information contained on the web site may be materially false or misleading. See Section F.1. of SLB 14. One example of false and misleading information on this web site is the statement that "Wal-Mart has decided that wherever it can get away with placing cigarette ads at its checkout counters, it will do it. The photo below is typical of what Wal-Mart does in less developed countries." These statements are false, do not accurately reflect Wal-Mart's policies and could mislead Wal-Mart's customers and the general public. Another example of a misleading statement is the unsubstantiated statement that "Wal-Mart is the largest seller of cigarettes in the world." Whether this statement is true or false, and Wal-Mart does not have access to information that would permit it to determine with certainty whether this statement is true or false, this statement is misleading due to the fact that the web site provides no factual support for this assertion and does not phrase the assertion as an opinion. Because this statement and many other assertions about Wal-Mart that are made on this web site and in the numerous web sites linked to this web site do not provide any factual support, Wal-Mart believes that they are materially misleading. For these reasons, Wal-Mart objects to the inclusion of this web site address in the Proposal.

3. The statement regarding "huge billboard-type ads" in "developing nations" is false and misleading in several respects.

Wal-Mart has operations in the following locations: Argentina, Brazil, Canada, China, Germany, Mexico, Puerto Rico, South Korea, the United Kingdom and the United States. The

Proposal continually refers to "developing nations" and "less developed nations" without defining what countries it considers to be encompassed by those terms. Therefore, Wal-Mart cannot determine to which countries the Proposal is referring.

The Proposal asserts that Wal-Mart has "huge billboard-type ads" promoting tobacco products "in developing nations." However, the photographs do not depict "huge billboard-type ads," but rather signs above cash registers inside a store. Additionally, the photographs referenced in this paragraph are "[i]mages from a Mexican Wal-Mart." Since no specific factual statements are made in the Proposal about any country other than Mexico, Wal-Mart believes the Proposal is false and misleading in that it attempts to generalize statements about Mexico to encompass "developing nations."

The statement that the ads have been "reinstated" in Mexico is also false and misleading. In July of 2001, Wal-Mart de Mexico directed all of its Supercenter and Bodega stores (the types of stores that had most often carried tobacco advertisements) to remove all cigarette ads from their cash registers. In January of 2002, Wal-Mart de Mexico sent memoranda to all of its stores in Mexico that sell tobacco products requiring them to make certain they were not advertising tobacco products in the stores. Wal-Mart has not "reinstated" these ads, and believes that its stores in Mexico have complied with the directive to remove such ads as of the date of this letter.

Finally, the Proposal claims that the referenced photographs "are accompanied by text" described in the Proposal. The photographs, as displayed on the cited web page, are not accompanied by the text described in the Proposal. Therefore, the assertion made in the Proposal as to the content of the text is unsubstantiated.

4. The statement that Wal-Mart allows tobacco companies to use its parking lots in "developing countries" for "attractions like Marlboro Adventure Team" is vague and unsubstantiated.

The Proposal refers to a promotional event that was held in Mexico and makes the general statement that "Wal-Mart has welcomed tobacco companies...to use its parking lots in developing countries for attractions..." This statement is vague and unsubstantiated, and is also misleading, in that Wal-Mart de Mexico suspended such events in store parking lots more than six months ago and the event to which the Proposal refers has never been held on a Wal-Mart parking lot in any country other than Mexico.

5. The Proposal's statement that Wal-Mart "receives huge monetary payments" for tobacco promotions is vague and unsubstantiated.

The Proposal states that Wal-Mart "receives huge monetary payments" for allowing brands of tobacco products to be feature at its checkout counters. This assertion is vague and unsubstantiated.

6. The Proposal's statements regarding Wal-Mart's revenues are pure speculation.

The Proposal states that "Wal-Mart has become one of the world's largest, if not the largest, seller of tobacco products," and that "[i]t has been estimated that at least 7% of its revenues come from tobacco sales and residuals from promotions." The Proposal does not cite any authority for the first assertion, and does not state by whom the second assertion "has been estimated." These statements are vague and unsubstantiated.

7. The Proposal's statements regarding Wal-Mart de Mexico's profits are pure speculation.

The Proposal states that "much of [Wal-Mart de Mexico's] profits come from tobacco." This assertion is unsubstantiated, as the Proposal cites no authority for this supposed statement of fact.

8. The Proposal implies that Wal-Mart is in some way responsible for "gray market" sales of tobacco products.

The Proposal states that street vendors buy Wal-Mart products, including but not limited to tobacco products, and then resell them. Wal-Mart is not responsible for this situation and has no control over it. In fact, this situation directly harms Wal-Mart, as in the case described in the Proposal of products purchased from Wal-Mart in low-tax states and then resold in higher-taxes states at prices that undercut Wal-Mart's prices. The inclusion in the Proposal of this paragraph, which implies that Wal-Mart is in some way responsible for or can control this situation, is false and misleading.

9. The "Resolved" paragraph of the Proposal is vague and misleading.

The Proposal requests a report on the Company's "rationale for not adopting in developing nations" the same policies with respect to tobacco that are in place in its stores in the United States. The Proposal does not clearly explain what it is looking for in terms of "rationale," and does not define the term "developing nations." The Staff has previously determined that a shareholder proposal may be omitted pursuant to Rules 14a-8(i)(3) and 14a-9 if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Company* (available July 30, 1992). The Proposal does not clearly state what the proposed report would contain, either in terms of content or geographical coverage. Therefore, Wal-Mart believes that it is vague and misleading in violation of Rules 14a-8(i)(3) and 14a-9.

As is clear from the above discussion, the Proposal contains a number of false, misleading, vague and unsubstantiated statements and would require detailed and extensive editing in order to bring it into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. See Section E.1. of SLB 14. Therefore, Wal-Mart has concluded that it may omit the Proposal from its 2002 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2002 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2002 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Sr. Jordan Dahm, Sisters of St. Francis
Benedictine Sisters
Christus Health
Priests of the Sacred Heart
Sisters of Saint Joseph
Sisters of Saint Francis of Philadelphia

Enclosures

EXHIBIT A
PROPOSAL AND RELATED CORRESPONDENCE

WAL-MART
Company-Wide Policy on Tobacco Promotion

WHEREAS, although it is legal to place tobacco ads at checkout counters in the United States, Wal-Mart refuses to do so. Why? "The health of our U.S. customers is important to us," a Wal-Mart spokesperson has stated. However, in a less-developed country like Mexico, where consumers are less-informed, Wal-Mart features massive tobacco ads at its checkout counters. Why the difference? "The health of our customers in less developed countries is not our top priority," a Wal-Mart spokesperson stated (source: June 11, 2001 news release from SmokeFree Educational Services, Inc.);

– Images from a Mexican Wal-Mart portray huge billboard-type ads promoting Marlboros (see http://www.smokefreeair.org/ses/walmart.jpg). These are accompanied by text explaining that, after being challenged about the inconsistency in having such ads in developing nations but not in the United States, Wal-Mart agreed to remove the signs. Now they have been reinstated.

– Wal-Mart has welcomed tobacco companies like Philip Morris to use its parking lots in developing countries for attractions like Marlboro Adventure Team. Here young people put on safety harnesses and try out fun and daring outdoor climbing activities. Such promotions are not found on our Company's parking lots in the United States.

– Our company portrays itself as promoting family values and people's well-being, yet it promotes a product and receives huge monetary payments for allowing brands like Marlboro to be featured at its checkout counters, despite the fact that the World Health Organization (WHO) estimates that tobacco causes an estimated 4,000,000 deaths a year; 1,000,000 of these are in developing nations.

– Wal-Mart has become one of the world's largest, if not the largest, seller of tobacco products. Grocery, candy and tobacco account for 19% of its sales (10-K Form). It has been estimated that at least 7% of its revenues come from tobacco sales and residuals from promotions such as those noted above.

– In Mexico alone, with our 500 stores there, Wal-Mart de Mexico SA has annual sales of nearly $9 billion generating almost a third of our Company's $1.1 billion in annual overseas operating profits. Much of these profits come from tobacco.

– Many of the 100 million visiting Wal-Mart weekly are children. In the United States such minors are not exposed to huge signs promoting tobacco products like Marlboro. Yet infants and children are bombarded with them daily in developing nations.

– While Wal-Mart may have restrictions on tobacco sales to teenagers or in sales by the individual cigarette in its non-U.S. stores, in developing countries many street vendors buy our products and then resell them in their kiosks without ensuring such precautions that would keep tobacco from the hands of minors (*WSJ*, 08/31/01). Such also can be done in the United States in low-tobacco tax States for clandestine shipment to other States, contributing to the "gray market" of interstate trafficking of tobacco products.

RESOLVED that Wal-Mart report to shareholders by 01/01/03 its rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as in the United States.

2002Wal-Mart.09/06/01 497 words, excluding title

EXHIBIT B
WEB PAGE EXCERPTS

The following news release was brought to our attention by members of Isaiah, our Sister Parish Committee, and staff.

News Release
June 11, 2001
Contact: Leonore McKean
(212) 912-0960

Wal-Mart: The Ugly American
What is Wal-Mart CEO Lee Scott smoking?

New York City, June 11, 2001. In the United States, placing cigarettes ads at every checkout counter is LEGAL. But Wal-Mart doesn't do it. "The health of our U.S. customers is important to us," according to a Wal-Mart spokesperson. Tobacco addiction kills more than 400,000 Americans each year.

But in less developed countries, where customers are less informed, Wal-Mart pushes Marlboro ads at every checkout counter. "The health of our customers in less developed countries is not our top priority," says a Wal-Mart spokesperson who asked not to be identified. "Children in other parts of the world can deal with cigarette ads."

Wal-Mart also allows Philip Morris to use its parking lots in less developed countries to host Marlboro Adventure Team attractions where young people put on safety harnesses and try out fun and daring outdoor climbing activities.

"If they wouldn't do it here," asks Joe Cherner, president of SmokeFree Educational Services, Inc., "Why do they do it there?

"Contrary to what Wal-Mart believes, the health of ALL children is important," adds Cherner. "Every child deserves a chance at a healthy future. Wal-Mart is greedy and mean to push cigarettes on children in less developed countries."

Wal-Mart refuses to say how much money it receives for pushing tobacco ads.
If you would like to send a letter to Wal-Mart CEO Lee Scott, go to http://www.smokefree.org/walmart.

Joseph W. Cherner, President SmokeFree Educational Services, Inc. http://www.SmokefreeAir.org

"Never doubt that a small group of thoughtful, committed citizens can change the world. Indeed, it's the only thing that ever has." Margaret Mead

Maybe We Should Give Orphans Marlboros . . .

and Send Them to a Tax Haven
Published on June 14, 2001

TAX HAVENS

Spencer Martin: "I have to object to the idea that the OECD is a trustworthy organization – they epitomize the international bureaucracy of unelected mandarins who want to control things just for the glory of control. The OECD initiative is only about tax havens on the surface. Its main impetus is to implement France's ideas about eliminating 'harmful tax competition' among nations and the need to 'harmonize' tax rates across members (at the highest common denominator, of course). Something rather like forcing Florida to charge New York tax rates."

☞ I doubt we are in danger of having France impose its tax laws on us any time soon – but getting that missile shield in place, and a full outer-space military capability, would be a prudent safeguard just in case.

EL MARLBORO MUCHAHO

Joe Cherner: "In the United States, placing cigarette ads at every checkout counter is LEGAL. But Wal-Mart doesn't do it. 'The health of our U.S. customers is important to us,' according to a Wal-Mart spokesperson. (Tobacco addiction kills more than 400,000 Americans each year.) But in less developed countries, where customers are less informed, Wal-Mart pushes Marlboro billboards at every checkout counter (for a picture, click here). Wal-Mart also allows Philip Morris to use its parking lots in less developed countries to host Marlboro Adventure Team attractions where young people put on safety harnesses and try out fun and daring outdoor climbing activities. Wal-Mart's response? As best I can piece together their point of view after months of talking with these folks, it is: 'The health of our customers in less developed countries is not our top priority.' But isn't the health of ALL children important?"

☞ To learn more, click here.

BETTER OFF IN AN ORPHANAGE?

Now here's a controversial topic – gay adoption. What do you make of the logic in this editorial from the Chicago Tribune?

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 6, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of Saint Francis (Dubuque, Iowa), the Sisters of Saint Francis (Philadelphia, PA), the Priests of the Sacred Heart, the Sisters of Saint Joseph, the Benedictine Sisters and Christus Health (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to as "Wal-Mart" or the "Company"), and who have jointly submitted a shareholder proposal to Wal-Mart, to respond to the letter dated January 24, 2002, sent to the Securities & Exchange Commission by the Company, in which Wal-Mart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3), and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent on behalf of the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wal-Mart's year 2002 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests the Company to provide information with respect to its promotion of tobacco products in developing nations.

Rule 14a-8(i)(7)

On the one hand, the Staff has consistently held that the advertising and marketing practices of their tobacco products by tobacco companies raise such serious policy issues as to preclude the applicability of the ordinary business exclusion. See, for example, UST Inc. (March 13, 2000); RJR Nabisco Holdings Corp. (February 22, 1999); Lowes Corporation (February 22, 1999); RJR Nabisco Holdings Corp. (February 23, 1998); RJR Nabisco Holdings Corp. (February 13, 1998); American Brands, Inc. (February 28, 1991); UST Inc. (February 28, 1991); Philip Morris Companies Inc. (March 14, 1990); Lowes Corporation (February 22, 1990); Philip Morris Companies Inc. (February 22, 1990). Indeed, the classic Staff language is that "The Division has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business."

On the other hand, the Staff has held that the marketing practices of retail sellers of tobacco do not raise such policy issues. See Wal-Mart Stores, Inc. (March 20, 2001); Albertson's, Inc. (March 18, 1999); J.C Penney Company, Inc. (March 2, 1998); CVS Corporation (March 2, 1998); Walgreen Co. (September 29, 1997); Rite Aid Corporation (March 5, 1997); Wal-Mart Stores, Inc. (March 3, 1997); J.C. Penney Company, Inc. (March 3, 1997).

We respectfully request the Staff to re-examine its position that the marketing practices of retail sellers of tobacco do not raise important and serious policy issues for such companies and their shareholders. And, in any event, even if such practices may not raise serious policy issues for all retailers, we believe that such issues are clearly raised in the case of Wal-Mart.

1.

Wal-Mart is by far the largest seller of RJ Reynolds cigarettes. According to the 10-K for 2001, filed by RJ Reynolds Tobacco Holdings Inc ("RJR") on February 28, 2002 (page 4):

> During 2001, 2000 and 1999, sales made by RJR Tobacco to McLane Company, Inc. and its affiliate, Wal-Mart Stores, Inc., comprised 20%, 19% and 17%, respectively, of RJR's consolidated revenue. No other customer accounted for 10% or more of RJR's revenue during those years.

RJR's total revenue (including excise tax on its products) in 2001 was in excess of $10.1 billion.

Consequently, Wal-Mart appears to have purchased more than $2 billion in tobacco products from RJR. RJR's 10-K for 2001 also states that its market share was 23.4% in 2001. (See page 2.) Extrapolating (and assuming that Wal-Mart's 2,230 stores in the US had brand sales which were typical of the US as a whole), it would appear that

Wal-Mart would have purchased more than $8.6 billion (at wholesale) worth cigarettes in 2001. Assuming a mark up from wholesale to retail in the 50% range, Wal-Mart's 2001 sales of cigarettes would have approached $13 billion (at a 33% mark-up, approaching $11.5 billion). According to Wal-Mart's 10-K for the year ended January 31, 2001, this would represent more than 8% of Wal-Mart's sales in the United States of $159 billion. That cigarettes and other tobacco products constitute a very considerable portion of Wal-Mart's sales is confirmed by its 10-K for the year ended January 31, 2001. In that 10-K, the Company reported that its Wal-Mart Stores Operating Segment had sales of $122 billion, of which 19% were from "groceries, candy and tobacco".

Wal-Mart's international sales in the year ended January 31, 2001 were some $32 billion. Based on Wal-Mart's most recent 10-K, one can assume that its foreign sales followed a pattern similar to that in the US. It's 10-K states:

> The merchandising strategy for the International operating segment is similar to that of domestic segments in the breadth and scope of merchandise offered for sale.

In short, Wal-Mart is undoubtedly the largest marketer of cigarettes in the world, selling some 20% of the cigarettes produced by the second largest US manufacturer and presumably similar quantities of cigarettes for other cigarette manufacturers. As such, the Proponent's shareholder proposal should be deemed to raise serious policy issues for Wal-Mart and its shareholders, just as it does for the cigarette companies themselves.

2.

There is one caveat to the above analysis. It is possible that RJR's sales to Wal-Mart are (on a percentage basis) larger than those of other cigarette manufactures because Wal-Mart is acting as a wholesaler for RJR. Thus, the RJR 10-K makes specific reference to sales "to McLane Company, Inc. and its affiliate, Wal-Mart Stores, Inc." McLane Company, Inc. ("McLane") is a wholly owned subsidiary of Wal-Mart and acts as a wholesale distributor. According to Wal-Mart's most recent 10-K, McLane had sales of approximately $10.5 billion, a very considerable portion of which appear to have been from acting as a distributor for RJR. The Company's 10-K states:

> The sales reported in the "Other" category result from sales to third parties by McLane. McLane is a wholly-owned wholesale distributor that sells its merchandise to a variety of retailers, primarily in the convenience store industry. McLane also services Wal-Mart discount stores, Supercenters, Neighborhood Markets and SAM'S Clubs. McLane offers a wide variety of grocery and non-grocery products, including perishable and non-perishable items. The non-grocery products consist primarily of tobacco products, general merchandise, health and beauty aids, toys and stationery.

The August 2000 issue of *Forbes* described McLane as "the nation's largest distributor of tobacco products outside of the tobacco companies themselves". In October, 1998, McLane's Brazilian subsidiary signed an agreement with Philip Morris' Brazilian subsidiaries to handle the distribution of Philip Morris' tobacco products in Brazil. In September, 1999, the McLane's Taiwanese subsidiary signed an agreement with Philip Morris' Taiwanese subsidiary to handle the distribution of Philip Morris' tobacco products in Taiwan. A press release issued at that time quoted a Philip Morris executive as saying that "McLane has been a long time business associate of Philip Morris in both the United States and South America".

McLane is a member, along with manufacturers, growers, dealers, suppliers and distributors, of the Tobacco Merchants Association.

Since it appears probable that McLane operates as a distributor for RJR and as a "long time business associate" of Philip Morris we believe that, for purposes of deciding whether tobacco-related shareholder proposals raise serious policy issues, McLane should be treated identically to the other important actors in the industry, including the cigarette manufacturers themselves. And so should its parent, Wal-Mart.

For the foregoing reasons, shareholder proposals submitted to Wal-Mart concerning the advertising and marketing practices of tobacco products raise the identical serious policy issues which preclude the applicability of the ordinary business exclusion to shareholder proposals submitted to the cigarette manufactures themselves.

3.

More generally, the Staff should reconsider its prior determination that sales of tobacco products by retailers do not raise serious policy issues.

According to U.S. Department of Health and Human Services *Reducing Tobacco Use: A Report of the Surgeon General* (2000) the use of tobacco is the "leading cause of preventable illness and death" in the United States. (See Preface to Executive Summary.) Smoking results in the death in the United States of some 400,000 people per year. (See page 19 of the Executive Summary.) All of those people die from having purchased their cigarettes at retail stores. The morality of selling the only product that kills when used as intended raises a serious policy issue for the retailers and their shareholders.

The Proponents' shareholder proposal concerns sales by Wal-Mart in developing nations. The problem in such nations is even more severe. According to the Surgeon General's 2000 Report (page 19):

> Analyses by the World Health Organization (WHO) have concluded that by 2030, current smoking patterns will produce about 500 million premature deaths from tobacco-related disease among people alive today (WHO 1999). WHO further estimates that by 2030, tobacco will be the single greatest cause of death worldwide, accounting for an estimated 10 million deaths per year. Although the impact of tobacco-related disease and death has been until recently a problem

primarily for the developed countries of the world, WHO now estimates that by 2020, 7 of every 10 tobacco-related deaths will be in the developing world.

The Proponents believe that Wal-Mart is contributing to the spread of the smoking epidemic to the third world and that the Company should not actively promote smoking in developing nations. To do so will make Company complicit in the deaths of seven million people per year in those nations. Consequently, the shareholder proposal calls on Wal-Mart to adopt in developing nations the same restrictions on the promotion and marketing of tobacco that it has already adopted in the United States. Cf. RJR Nabisco Holdings Corporation (February 13, 1998).

We believe that it is clear that the Proponents' shareholder proposal raises a serious policy matter for Wal-Mart and its shareholders and that it is therefore not subject to exclusion from the proxy statement by Rule 14a-8(i)(7).

4.

That the advertisement, promotion and marketing of tobacco products raises an important policy matter is also illustrated by the fact that tobacco promotion is one of the few areas in which there are Federal laws restricting free speech. See 15 U.S.C. 1333(a)(2), 15 U.S.C. 1333(a)(3), 15 U.S.C. 4402(a)(2). Indeed, Federal law prohibits all marketing activity whatsoever in certain media. See 15 U.S.C. 1335, 15 U.S.C. 4402(f).

In the private sector, numerous publications, such as Business Week, The New York Times, the Boston Globe and The New Yorker refuse to accept tobacco advertising.

In light of the clear indication of the Congress' concern about the promotion of smoking, as well as the private sector initiatives in this area, we believe that the Staff should reconsider its position and opine that the serious public policy issues can be raised by shareholder proposals concerning the marketing and promotional activities of retailers of cigarettes.

Rule 14a-8(i)(3)

As a preliminary matter, please note that the Proponents are willing to amend their proposal to conform it to the Staff's view, in the event that the Staff were to agree with one or more of the Company's contentions.

We have the following comments with respect to the Company's specific objections (the numbering follows that set forth in the Company's letter).

2.

The Company is attempting to bar the reference to the entire website based merely on three items:

> (i) The statement quoted which begins "Wal-Mart has decided". In its context, this clearly is a statement of opinion and would be so understood by anyone accessing the site. Opinions do not violate 14a-9.
>
> (ii) A photo. Wal-Mart does not asset that the photo is not a true representation of what it depicts.
>
> (iii) The statement that Wal-Mart is one of the largest sellers of cigarettes. Wal-Mart does not deny the accuracy of this statement, but merely states that the website does not prove it.

In summary, Wal-Mart has not established that any statement on the website is false. Consequently, there is no reason to delete the reference to the website.

3.

We do not believe that the Company's characterization of the signs on the website is at all accurate. It states that the photograph depicts a sign above a cash register rather than a "billboard-type ad". It would seem that the photograph does, in fact depict a "billboard-type" ad rather than a small ad as implied by the Company's letter. It appears that the ad is at least three feet high (based on its relation to the people in the photograph) and at least that wide. We believe that it is a fair characterization of the ad to call it a "billboard-type" ad. We would, however, be willing to change the adjective "huge" to "large" (see *Wall Street Journal* article quoted below) were the Staff to so opine.

Nor is the Company correct in implying (but never actually saying) that such ads do not appear in other developing nations. Attached as Exhibit A is a photograph that I am informed was taken in South Korea on December 12, 2001. It depicts another ad in a Wal-Mart store which appears to be about three feet high and about eight to ten feet wide (perhaps earning it the appellation of "huge" and certainly entitling it to the appellation "large").

A recent article in *The Wall Street Journal* (March 1, 2002) stated:

> But large red cardboard signs promoting Philip Morris Cos' Marlboro cigarettes hang over the cash registers in Korean and Chinese Wal-Marts.

It is thus clear that the offensive ads do, in fact, appear in several developing nations.

The Company claims that it no longer has ads in Mexican stores. A careful reading of its letter reveals that this policy only became effective in January, 2002. (Prior to that time it apparently had policies adopted in July, 2001, applicable only to certain stores.) The Company has made no representation that it will maintain in the future the newly adopted policies which were instituted only after the Proponents' shareholder proposal was filed (and which the Company had refused to institute when so requested in early 2001). If the Staff so desires, the Proponents would be willing to update their proposal to reflect the present status of Company policy, although they believe that such update should not be made unless the Company is willing to represent that the policies will not be changed yet again.

We are unable to understand the Company's complaint that there is no text in connection with the picture on the website. In fact, the Company, in its own objection numbered 2, above, objects to that very text.

4.

Wal-Mart admits that it has done exactly what is alleged, but says that it has "suspended" such activities. It does not state that they will not be resumed. The Proponents' statement that "Wal-Mart has" done such matters is wholly accurate, but the Proponents would be willing to more clearly state the matter in the past tense were the Staff to prefer.

5.

The Company does not deny the allegation.

6.

We refer the Staff to the calculations set forth in the portion of this letter entitles "Rule 14a-8(i)(7).

7.

The Company does not deny the allegation.

8.

The Company admits that the statement is true.

9.

We fail to understand how a request that the Company explain why it does not adopt worldwide the same policies which it has adopted in the United States can possibly be vague. Nor is the term "developing" vague. It not only is in common usage, but it also is used by the Department of Health and Human Services, in this very context, as set forth in portion of the Surgeon General's year 2000 Report which is quoted above.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Allison D. Garrett, Esq.
All proponents
Rev. Michael Crosby
Sister Regina Murphy
Sister Pat Wolf


Marlboro
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EXHIBIT A

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223

Email: pmneuhauser@aol.com

March 15, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

On March 6, 2002, I forwarded to you a letter on behalf of my clients, the Sisters of Saint Francis (Dubuque, Iowa), the Sisters of Saint Francis (Philadelphia, PA), the Priests of the Sacred Heart, the Sisters of Saint Joseph, the Benedictine Sisters and Christus Health (who are jointly referred to hereinafter as the "Proponents"), who had jointly submitted a shareholder proposal to Wal-Mart Stores, Inc. (hereinafter referred to as "Wal-Mart"), in response to Wal-Mart's no-action letter request January 24, 2002, concerning the Proponent's shareholder proposal requesting Wal-Mart to provide information with respect to its promotion of tobacco products in developing nations.

At this time I am supplementing the discussion to be found in the section of my earlier letter designated subpart 3 of Rule 14a-8(a)(i)(3). That subsection referred to Exhibit A to that letter, a photograph taken in a Wal-Mart store located in Korea. I am informed that the photographs attached hereto as Exhibits B and C were taken recently in a Wal-Mart store located in Buenos Aires, Argentina. Each photograph depicts a large (several feet in each dimension) display promoting a brand of cigarette (Marlboro, with displays in two directions) and Jockey Club, with displays in at least two, probably three, dimensions).

In conclusion, we reiterate our request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru March 31) 949-673-5223 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received thru March 31 at 949-854-1620. Please also note that the undersigned may be reached by mail or express delivery at the letterhead California address thru March 31 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Allison D. Garrett, Esq.
All proponents
Rev. Michael Crosby
Sister Regina Murphy
Sister Pat Wolf

EXHIBIT B



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KEY CLUB

EXHIBIT B



EXHIBIT C


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Scotia
24
JOCKEY CLUB

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

134 Opal
Balboa Island, CA 92662

Tel: (949) 673-5223 Email: pmneuhauser@aol.com

March 15, 2002

Ms. Allison D. Garrett
Vice President and Assistant Secretary
Wal-Mart Stores, Inc. Legal Team
702 S.W. 8th Street
Bentonville, AR 72716-8095

Dear Ms. Garrett:

I have been informed that you sent a letter, dated February 27, 2002, to the Securities and Exchange Commission (the "Commission") in response to my letter, dated February 10, 2002, which had been sent to the Commission on behalf of my clients, the Sisters of Saint Francis (Dubuque, Iowa), the Sisters of Saint Francis (Philadelphia, PA), the Priests of the Sacred Heart, the Sisters of Saint Joseph, the Benedictine Sisters and Christus Health, which letter had been sent in response to Wal-Mart Stores, Inc.'s ("Wal-Mart") request for a no-action letter with respect to the shareholder proposal requesting the release of certain employment data that had been submitted to Wal-Mart by my clients.

Your letter of February 27, 2002, was in the nature of a legal brief. No copy of that letter was supplied to me. Copies of that letter were sent directly to my clients.

May I remind you of Section 4.2 of the Arkansas Model Rules of Professional Conduct, which states:

> In representing a client, a lawyer shall not communicate about the subject matter of the representation with a party the lawyer knows to be represented by another lawyer in the matter. . .

Your communication to my clients appears to be a violation of this ethics rule.

Your failure to send to me a copy of your letter to the Commission also appears to be contrary to the uniform practice with respect to 14a-8 no-action requests.

Very truly yours,

Paul M. Neuhauser

cc: Kier Gumbs, Esq.
All proponents
Sister Pat Wolf

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal

ANTHONY D. GEORGE
Senior Corporate Counsel I
KRISTOPHER ISHAM
Paralegal

January 29, 2002

Via Overnight Delivery

3:07

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Correction to No-Action Request dated January 24, 2002 Relating to a Tobacco Advertising Shareholder Proposal Submitted by the Sisters of Saint Francis and five other shareholders (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart filed a request with the Commission regarding the omission of a shareholder proposal submitted by the Proponents from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders. The second paragraph of the letter states, in pertinent part: "Due to the volume of proxy materials that Wal-Mart must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2002 Proxy Materials on April 5, 2002 so that it may commence mailing the 2002 Proxy Materials by no later than April 12, 2002." The cited sentence contains a typographical error. Wal-Mart intends to commence mailing the proxy materials for its 2002 Annual Meeting of Shareholders by no later than April 15, 2002, and not April 12, 2002.

By copy of this letter, Wal-Mart is notifying the Proponents of its correction of the typographical error contained in the no-action request.

Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. We apologize for any inconvenience this error may have caused the Staff or the Proponents. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

005249.00034:645806.01

cc: Sr. Jordan Dahm, Sisters of St. Francis
Benedictine Sisters
Christus Health
Priests of the Sacred Heart
Sisters of Saint Joseph
Sisters of Saint Francis of Philadelphia

WAL★MART

WAL★MART STORES, INC. LEGAL TEAM
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-8095
PHONE: 479-273-4505
FAX: 479-277-5991

ALLISON D. GARRETT
Vice President & Assistant General Counsel
LAURA JAMES
Paralegal
DARA CHANTALANGSY
Legal Assistant

ANTHONY D. GEORGE
Sr. Corporate Counsel
KRISTOPHER ISHAM
Paralegal

CINDY MOEHRING
Sr. Corporate Counsel
KRISTY COVINGTON
Sr. Legal Assistant

March 26, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.; Response to Letter from Paul M. Neuhauser Regarding No-Action Request dated January 24, 2002 Relating to Shareholder Proposal Submitted by the Sisters of Saint Francis and five other shareholders (collectively, the "Proponents")

Ladies and Gentlemen:

On January 24, 2002, Wal-Mart Stores, Inc. ("Wal-Mart," or the "Company") filed a no-action request with the Securities and Exchange Commission regarding the proposed omission of a shareholder proposal submitted by the Proponents (the "Proposal") from Wal-Mart's proxy materials for its 2002 Annual Meeting of Shareholders (the "No-Action Request"). On March 13, 2002, Wal-Mart received a copy of a letter from Paul M. Neuhauser to the Commission in response to the No-Action Request. Wal-Mart is submitting this letter only to respond to certain points raised by Mr. Neuhauser in his letter; therefore, this letter does not restate the contents of, and should be read in conjunction with, the No-Action Request.

<u>Rule 14a-8(i)(7)</u>

As Wal-Mart set forth in the No-Action Request, and as Mr. Neuhauser concedes in his letter, the Staff's consistent position with respect to shareholder proposals that seek to dictate to a company what products it may sell or how it may market its products has been to permit the company to exclude such shareholder proposals from its proxy materials. The Staff's only exception to this position has been with respect to manufacturing companies, and this exception obviously does not apply to Wal-Mart. In his letter, Mr. Neuhauser asks the Staff to either completely reverse its long-standing position, or to treat Wal-Mart as if it were a manufacturer for purposes of the Proposal. Mr. Neuhauser has provided no reasonable grounds upon which the Staff could base a reversal of its position, and for the reasons set forth below, the rationale presented by Mr. Neuhauser's argument that Wal-Mart should be treated as if it were a manufacturer with respect to the Proposal is unjustified.

The main thrust of Mr. Neuhauser's argument in support of treating Wal-Mart as if it were a manufacturer is his conclusion that "Wal-Mart is undoubtedly the largest marketer of cigarettes in the world." Therefore, according to Mr. Neuhauser, Wal-Mart should be treated as if it were a manufacturer for purposes of the Staff's analysis. The problem with Mr. Neuhauser's conclusion is that it is simply unsubstantiated. The fact of the matter is that sales of cigarettes by Wal-Mart and its subsidiaries outside of the United States make up only a very small portion of the huge international market for cigarettes. According to Congressional Research Service Report 98-506 E "The U.S. Tobacco Industry in Domestic and World Markets," updated June 9, 1998 (the "Report"), the United States is not even the largest producer of cigarettes in the world: in 1997, China produced two and a half times as many cigarettes as the United States. While the Report states that the U.S. was the largest exporter of cigarettes in 1997, United States products accounted for only 21% of the worldwide cigarette market. Therefore, Mr. Neuhauser's argument that, for purposes of the Proposal, which deals exclusively with Wal-Mart's marketing of its tobacco products in "developing countries," Wal-Mart should be treated differently from other retailers is absolutely not supported by the facts. In reality, most of the cigarettes smoked in China, one of the "developing" countries Mr. Neuhauser focuses on in his letter, are produced domestically within China.

Mr. Neuhauser also attempts to imply, on pages three and four of his letter, that because Wal-Mart's subsidiary McLane Company, Inc. ("McLane") is a distributor of, among other items, tobacco products within the United States, McLane must also account for a large portion of the worldwide market. Based on this false insinuation, which Mr. Neuhauser makes by juxtaposing a quote from *Forbes* magazine regarding the size of McLane's U.S. operations with general statements about McLane's two recent international transactions, Mr. Neuhauser attempts to argue that Wal-Mart, as McLane's parent company, should be treated as if it were a tobacco manufacturer. In fact, Brazil and Taiwan, the locations mentioned by Mr. Neuhauser in his letter, are the only two places outside of the U.S. in which McLane is currently doing business. In Brazil, McLane provides only logistics services (i.e., storage, handling and transportation) for Philip Morris and several other manufacturers; McLane does not own, market or sell products of Philip Morris, which has only a minor share of the cigarette market in Brazil, or any other manufacturer. In Taiwan, where McLane does distribute and sell Philip Morris products, Philip Morris' market share is likewise, very small.

As illustrated above, Wal-Mart, including its McLane subsidiary, makes up only a small portion of the cigarette market outside the United States. The Proposal does not deal with Wal-Mart's operations within the United States. Rather, the Proposal attempts to regulate Wal-Mart's advertising and marketing activities outside of the United States. Therefore, even if Mr. Neuhauser's argument that the largest distributor in a market should be treated as if it were a manufacturer were found to have any validity (Wal-Mart believes that this argument is not valid), Wal-Mart and its McLane subsidiary would not meet this test for purposes of the Proposal. Mr. Neuhauser's argument that, for purposes of the Proposal, Wal-Mart should be judged by a different standard from that applied by the Staff to other non-manufacturing companies is not supported by any facts.

As a general matter, Wal-Mart would like to reiterate its view, which corresponds to the Staff's consistent decision-making in this area, that there is no management function that is more clearly contemplated by the "ordinary business" ground for exclusion than a company's selection and marketing of the products it sells. The Proposal interferes with a function that is fundamental to the management of the company, in contravention of Rule 14a-8(i)(7) (see Exchange Act. Release No. 40018 (May 21, 1998)). A company's decisions with respect to the sale and marketing of its products are business decisions, and the company must be permitted to consider a variety of factors. A decision to permit shareholders, in effect, to manage the sales and marketing policies of retail companies would open the floodgates to innumerable similar proposals, and the "ordinary business" ground for exclusion would be subsumed by its exceptions and thereby rendered meaningless.

Rule 14a-8(i)(3)

Due to the many false and vague statements in the Proposal, which would mislead Wal-Mart's shareholders if Wal-Mart were to include the Proposal in its proxy materials for its 2002 Annual Meeting of Shareholders, Wal-Mart believes that the Proposal is excludable in accordance with Rule 14a-8(i)(3). Without restating the arguments that are set forth in the No-Action Request, Wal-Mart would like to briefly address several of Mr. Neuhauser's comments related to the points Wal-Mart raised in the No-Action Request in support of its view that the Proposal may be excluded in accordance with Rule 14a-8(i)(3). The below numbering corresponds to the numbering of the points in the No-Action Request.

1. Wal-Mart notes that Mr. Neuhauser does not dispute Wal-Mart's contention that the "quote" represented in the Proposal as being made by a Wal-Mart spokesperson was not, in fact, made by any representative of Wal-Mart and thus the quoted website contains materially false and misleading information.

2. As of March 15, 2002, the website in question, www.smokefreeair.com, has not been revised to remove the many false and misleading statements it contains. The following examples are not meant to be exhaustive, but merely illustrative of the types of misleading statements contained in the website.

(i) The statement beginning "Wal-Mart has decided," which is quoted in the No-Action Request directly from the website in question, is not "clearly... a statement of opinion [that] would be so understood by anyone accessing the site," as stated by Mr. Neuhauser in his letter. The statement on this website is intended to, and would, mislead people who view the website into believing that the statement reflects Wal-Mart's position on an issue, and the statement is therefore false and misleading in violation of Rule 14a-9.

(ii) In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff states that "shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate." The statement made in the website regarding the photograph is "The photo below is typical of what Wal-Mart does in less developed countries." This is not supported with facts, and is not stated as an opinion. Therefore, the statement is false and misleading in violation of Rule 14a-9.

(iii) In his letter, Mr. Neuhauser misquotes this statement from the website. It does not read "Wal-Mart is **one of the** largest sellers of cigarettes," as Mr. Neuhauser represents in his letter. It reads "Wal-Mart is **the** largest seller of cigarettes in the world." This is another unsupported assertion of fact.

Additionally, as stated above, it is unsubstantiated and Wal-Mart believes the assertion is not true. For both of these reasons, the statement is false and misleading in violation of Rule 14a-9.

5. Mr. Neuhauser's response that "[t]he Company does not deny the allegation" begs the question. Whether Wal-Mart denies the Proposal's "allegation" is not relevant. In the No-Action Request, Wal-Mart pointed out that this statement is vague and misleading and not supported by any facts. In SLB 14, as quoted above, the Staff discourages proponents from making assertions that are not supported by facts, which is exactly what the Proponents have done here.

6. As explained above, the calculations and "extrapolations" made by Mr. Neuhauser in his letter which lead the Proponents to conclude that "Wal-Mart has become one of the world's largest, if not the largest, seller of tobacco products" are not correct. Therefore, the statements in the Proposal are false and misleading.

7. With respect to this point, we refer the Staff to SLB 14, which states, as more fully set forth above, that proponents should not make unsubstantiated allegations as to factual matters.

8. "Gray market" sales of tobacco products have no relevance in the context of the Proposal, as this is a matter that is completely outside the control of Wal-Mart. For this reason, Wal-Mart would not have the power to implement any solution adopted by its shareholders with respect to this problem. Therefore, the statement is misleading.

9. Contrary to Mr. Neuhauser's assertion in his letter, the "Resolved" paragraph of the Proposal is too vague for implementation of the Proposal to be possible for two reasons. First of all, if the Proposal were adopted by Wal-Mart's shareholders, Wal-Mart would not know what information it was required to provide, and in what format, in order to comply with a request for the "rationale" for its advertising and marketing decisions outside of the United States. There is no existing document that would seem to satisfy this request, and Wal-Mart's management would have no clear idea of what type of document to ask employees to create, based on the language of the Proposal. Second, although Mr. Neuhauser is correct that the term "developing nations" is commonly used, Wal-Mart has been unable to find a definitive list of countries that are agreed to be "developing nations." Where this term is defined at all, which Wal-Mart has found through its research to be uncommon, it appears to be used to refer to different groups of countries depending upon the source one consults and the purpose for which the list has been created. Therefore, Wal-Mart cannot be certain to which countries the Proposal refers when it requests information with respect to "developing nations." Wal-Mart notes that Mr. Neuhauser did not take the opportunity in his letter to clarify either of these two points.

While Mr. Neuhauser has offered on behalf of the Proponents to edit the Proposal to bring it into compliance with the requirements of Rule 14a-8(i)(3), the Staff has stated in SLB 14 that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. This is clearly such a case. Therefore, Wal-Mart believes the Proposal may be excluded in accordance with Rule 14a-8(i)(3).

Wal-Mart is sending copies of this letter to Mr. Neuhauser and each of the Proponents concurrently with its submission to the Staff. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further. Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and Assistant General Counsel
Wal-Mart Stores, Inc.

cc: Sr. Jordan Dahm, Sisters of St. Francis
Benedictine Sisters
Christus Health
Priests of the Sacred Heart
Sisters of Saint Joseph
Sisters of Saint Francis of Philadelphia

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2002

The proposal requests a report on Wal-Mart's rationale for not adopting in developing nations the same policies restricting the promotion and marketing of tobacco products as it adopts in the United States.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters (i.e., the sale and advertising of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wal-Mart relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor